FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 8, 2019

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

For the quarter ended March 31, 2019

São Paulo, May 7, 2019 – BrasilAgro (B3: AGRO3) (NYSE: LND), the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the quarter ended March 31, 2019 (“3Q19”). The consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

3Q19 Conference Call May 10, 2019
Portuguese with simultaneous English translation 2:00 p.m. (Brasília) 1:00 p.m. (NY) Phone Brazil: +55 (11) 3127 4971 Phone U.S.: +1 929 378 3440 Password: BrasilAgro

MESSAGE FROM MANAGEMENT

The first quarter of 2019 was marked by the harvest of grains in Brazil and it is already possible to observe a decrease in the total production of soybean in the country.

Our hedging strategy, combined with cost control and portfolio diversification, mitigated the impact of the climate on production and the operating result of the crop will not be greatly affected.

The irregular weather conditions registered in all of Brazil’s productive regions had an impact on the harvest. Between December and January, dry weather and high temperatures affected early crops especially in western Paraná and southern Mato Grosso do Sul. However, late-cycle soybean crops were able to recover losses in other regions, especially in the northeast, which reached a harvest above expectations in comparison with other regions.

As an illustration of the paragraph above, see the rainfall chart of São José Farm’s region:

We concluded the grain harvest at the Mato Grosso farms, with yields slightly below the expected. In farms located in the Northeast region, 93% of the area has already been harvested and we estimate an 11% reductions in yield. The harvest in Paraguay began in April and we estimate an increase of approximately 30% in production. The impact on corn yield was higher, with losses of approximately 10% in relation to the estimated yield.

In 9M19, we reached a Net Income of R$140.1 million, Adjusted EBITDA of R$171.5 million and Net Revenue of R$391.2 million.

Another important highlight was the start of stock coverage by two large institutions. Banco do Brasil and Credit Suisse initiated coverage of the stock with an Outperform recommendation and target price of R$20.00 and R$22.00, respectively. The reports are the result of efforts made to increase the Company’s visibility in the capital market and, consequently, increase the liquidity of the shares.

We reaffirmed the effectiveness of our strategy and our team’s ability in overcoming challenges. We have a solid balance sheet and a balanced portfolio mix, which allow us to consistently deliver real estate and operating results, even when we faced commodity prices and exchange rate volatility, uncertaintity about freight prices, scarce subsidized credit and climate adversities.

OPERATING PERFORMANCE

Definitions: 3Q18 and 3Q19 – quarters ended on March 31, 2018 and 2019, respectively | 9M18 and 9M19 – nine-month period ended March 31, 2018 and 2019, respectively | 2017/2018 Harvest Year – fiscal year started on July 1, 2017 and ended on June 30, 2018 | 2018/2019 Harvest Year – fiscal year started on July 1, 2018 and ended on June 30, 2019.

Property Portfolio

On the date of this release, the Company’s property portfolio consisted of 240,082 hectares across six Brazilian states and Paraguay.

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	Mar-07	Grains and Pasture	21,197	16,740
2	Alto Taquari Farm	Alto Taquari / MT	aug/07	Sugarcane	5,291	3,671
3	Araucária Farm	Mineiros / GO	apr/07	Sugarcane	5,534	4,124
4	Chaparral Farm	Correntina / BA	Nov-07	Grains and Cotton	37,182	26,444
5	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24,212	17,846
6	Preferência Farm	Baianópolis / BA	sep/08	Grains and Pasture	17,799	12,410
7	Partnership II(1)	Ribeiro Gonçalves / PI	Nov-13	Grains	7,500	7,500
8	Morotí(2) (Paraguay)	Boquerón	dec/13	Grains and Pasture	59,490	29,745
9	Partnership III(3)	Alto Taquari / MT	may/15	Sugarcane	5,743	5,743
10	Partnership IV(4)	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15,000	15,000
11	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Sugarcane	17,566	10,137
12	Partnership IV(5)	São Félix do Araguaia / MT	aug/18	Grains	23,568	23,568
	Total				240,082	172,928
1- BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
2- New social denomination of the operation in Paraguay.
3- BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
4- BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
5- BrasilAgro entered into na agricultural exploration partnership in the Parceria V Farm for up to 10 years.

With the incorporation of the Parceria V area in August 2018, the Company’s total leased production areas increased to 47%. We believe that this mix between own and leased area leads to greater flexibility in portfolio management, reducing the volatility of the operating cash flow.

Development of Areas

During the 2018/2019 harvest year, we intend to transform approximately 4,000 hectares in Bahia and Paraguay, totaling 123,400 hectares of transformed area in 10 years of operation. This represents an average growth of 32% in the portfolio transformation, which is the main valuation index of our properties.

Market Value of the Portfolio

We hired the independent consulting firm Deloitte Touche Tohmatsu to conduct a market valuation of our properties. According to their appraisal, as of June 30, 2018, the market value of the portfolio was R$1.31 billion.

We review the internal market value of our farms annually, and on June 30, 2018, when the appraisal was conducted, the market value of our portfolio was R$1.25 billion.

In order to estimate the market value of our farms, we considered for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural aptness and potential.

The table below shows the internal market valuation of the portfolio performed by independent consulting firm Deloitte Touche Tohmatsu on June 30, 2017 and 2018, considering the sales of part of the Jatobá Farm and part of the Alto Taquari Farm:

	LOCATION	Area (hectares)	Internally Appraise (R$ thousand)			Independent Valuation (R$ thousand)
			06/30/2017	Period Sales	06/30/2018¹	06/30/2017	06/30/2018¹
Jatobá Farm	Bahia	21,197	321,802	177,900	215,127	360,758	220,050
Alto Taquari Farm	Mato Grosso	5,291	150,940	8,000	150,726	119,706	117,910
Araucária Farm	Goiás	5,534	166,352		137,796	172,327	135,170
Chaparral Farm	Bahia	37,182	291,751		312,256	352,391	397,500
Nova Buriti Farm	Minas Gerais	24,212	30,282		32,145	23,407	23,180
Preferência Farm	Bahia	17,799	54,680		58,171	64,392	61,510
São José Farm	Maranhão	17,566	148,255		156,798	156,981	168,260
Morotí² (Paraguay)	Chaco Paraguay	59,490	143,074		188,946	143,039	190,954
Total		188,271	1,307,136	185,900	1,251,965	1,393,001	1,314,534
¹ Numbers after the sales of Jatobá and Alto Taquari Farms, accounted this fiscal year
² New social denomination of the operation in Paraguay, former Palmeiras

Agricultural Operations

The table below shows the breakdown of the area to be cultivated by farm in the 2018/2019 Harvest:

Planted Area by Farm - Crop 18/19 (ha)	Ratoon Cane	Plant Cane	Soybean	Corn	Corn 2nd Crop	Pasture	Cotton	Other	Total
Alto Taquari Farm	3,262		90		170				3,522
Araucária Farm	2,892							358	3,250
Partnership III Farm	3,963	1,324	890						6,177
São José Farm and Partnership IV Farm	16,266	4,018	5,585		551				26,420
Jatobá Farm			2,586			4,315		8,313	15,214
Chaparral Farm			7,524	1,391		4,253	1,580	4,924	19,672
Preferência Farm						6,344		127	6,471
Partnership II Farm			6,690	799					7,489
Partnership V Farm			23,038		10,590				33,628
Morotí¹ (Paraguay)			5,440	1,559		2,859		3,147	13,005
Total	26,383	5,342	51,843	3,749	11,311	17,771	1,580	16,869	134,848
¹ New social denomination of the operation in Paraguay, former Palmeiras.

Planted area by crop (ha)		Crop 17/18		Crop 18/19		Harvest Participation 18/19 (%)		Change (%)
Grains		35,207		66,903		49.6%		90.0%
Soybean		31,853		51,843		38.4%		62.8%
Corn and Corn 2nd Crop		3,354		15,060		11.2%		349.0%
Sugarcane		31,580		31,725		23.5%		0.5%
Pasture		19,787		17,771		13.2%		-10.2%
Cotton		-		1,580		1.2%		n.a.
Other		16,280		16,869		12.5%		3.6%
Total		102,854		134,848		100.0%		31.1%

Planted area by Land Ownership (ha)		Crop 17/18		Crop 18/19		Harvest Participation 18/19 (%)		Change (%)
Own Area		74,706		71,134		52.8%		-4.8%
Operated by BrasilAgro		65,185		57,014		42.3%		-12.5%
Leased to third parties		9,521		14,120		10.5%		48.3%
Leased area		28,148		63,714		47.2%		126.4%
Total		102,854		134,848		100.0%		31.1%

GRAIN AND COTTON

As mentioned in the previous release, December and January were impacted by very irregular rainfall, mainly in the MAPITOBA region, where we had short drought periods of 20 to 40 days, which mostly affected a large part of the crops in the growing phase, leading to the decrease in plant population. The earliest soybean cultivars, which were already in the reproductive period, were the most affected. Due to this irregular rainfall and the period they occurred, we updated the estimates as shown in the table below.

Corn crops were affected in their reproductive period due to short drought periods – in December and January – as explained above, increasing impacts on productivity. We estimate reductions of approximately 10% compared to previously expected.

Production per culture (tons)	Crop 17/18 Realized	Crop 18/19 Estimated	Change (%)	Crop 18/19 Estimated (Mar/31)	Change (%)
Soybean	111,123	156,380	40.7%	150,305	-3.9%
Corn	21,220	22,138	4.3%	19,929	-10.0%
Corn - 2nd Crop	1,986	71,896	n.a.	65,374	-9.1%
Cotton	-	6,159	n.a.	6,162	0.0%
Total	134,329	256,573	91.0%	241,770	-5.8%
¹ Until the publishing of this release 90% of the harvest has been concluded
² Until the publishing of this release 39% of the harvest has been concluded

SUGARCANE

The following table shows the sugarcane results appropriated in the sugarcane harvest year (April to November) and considering the Company’s fiscal year:

Crop Year Result - Sugarcane	Crop 2018 Estimated (01/apr to 30/nov) (A)	Crop 2018 Realized (01/apr to 30/nov) (B)	Crop 2019 Estimated (01/apr to 30/nov) (C)	Change B/A (%)	Change C/B (%)
Tons harvested	1,845,578	1,763,193	2,164,999	-4.5%	22.8%
Hectares harvested	26,344	25,861	26,510	-1.8%	2.5%
TCH - Harvest tons per hectares	70.06	68.18	81.67	-2.7%	19.8%

Accounting Year Result - Sugarcane	9M18 (01/jul to 31/mar)	9M19 (01/jul to 31/mar)	Change (%)
Tons harvested	1,378,554	1,329,019	-3.6%
Hectares harvested	20,431	20,840	2.0%
TCH - Harvest tons per hectares	67.47	63.77	-5.5%

In November 2018, we concluded the sugarcane harvest at the Alto Taquari, the Araucária, the Parceria III and the Parceria IV Farms, delivering 1.8 million tons, 4.5% lower than initially estimated, due to two reasons: approximately 500 hectares of the Alto Taquari Farm will be harvested in 2019 (cane that was available but will be processed in next year’s harvest) and wildfires caused by the dry winter in 2018. These wildfires led to the anticipation of the harvest of some areas, which were not yet within the ideal time frame, reducing the TCH (harvest tons per hectares) of such areas. On the other hand, the severe winter caused the materials to accumulate more sugar, which increased TRS (total recoverable sugar) and offset the negative impact on our results.

For the next harvest, we also expect a reduction on the estimated yield, due to the lower rainfall at the São José Farm, in Maranhão, the Araucária Farm, in Goiás, and the Alto Taquari Farm, in Mato Grosso, between November and January compared to previous records. In addition, the wildfires affected some areas of ratoons of sugarcane (700 hectares in the Alto Taquari Farm and 1,800 hectares in the São José Farm). We took corrective measures in order to intensify the nitrogen fertilization of the affected areas to mitigate the effect of fire in the ratoons, but, nevertheless, we should expect productivity impacts.

CATTLE RAISING

We have 23,636 head of cattle in the Preferência and the Jatobá Farms and in Paraguay, distributed in 10,659 hectares of already active pasture in Brazil and 2,859 hectares of already active pasture in Paraguay.

Cattle Raising	Crop 17/18 Realized (A)	Crop 18/19 Estimated (B)	Crop 18/19 Realized (up to mar/31) (C)	Change C/A (%)	Change C/B (%)
Hectares	15,114	13,518	13,351	-11.7%	-1.2%
Number of heads	20,993	22,461	23,636	12.6%	5.2%
Meat production (kg)	2,398,894	2,956,043	2,143,855	-10.6%	-27.5%
Weight Gain per Day	0.42	0.51	0.47	12.7%	-7.8%
Weight Gain per hectare	158.72	218.67	160.58	1.2%	-26.6%

In addition to the 13,518 hectares estimated for active pasture during the 2018/2019 harvest, the Company has 4,253 hectares of pasture at the Chaparral Farm, which are part of the area opening strategy, because the grasses increase the organic material level in the soil and reduce impacts that could cause lower productivity in new areas.

As previously explained, cattle raising is a transitory activity for the Company, aimed at the transformation of the area. Due to the sale of the Jatobá Farm’s agricultural areas and the variation of prices of agricultural products, some areas that are occupied by pastures may be used for grain cultivation in the next harvest, which can have an impact of up to 10% in the estimated meat production.

OTHER

In order to improve the Company’s results, mitigate operating risks and as a real estate strategy, we leased 14,120 hectares to third parties in the state of Bahia, in the Midwest region and in Paraguay. The areas were leased to local farmers and the contracts have a term of up to five harvests.

In addition, we have 2,749 hectares of other crops, such as grasses cover crops and sorghum, in order to increase the organic matter and accelerate the maturation of the soil.

FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA is presented based on Net Income adjusted for interest, taxes, depreciation and amortization, pursuant to accounting standards.

Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest’s derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

EBITDA (R$ thousand)	3Q19	3Q18	Change	9M19	9M18	Change
Net Income	3,952	53,984	-92.7%	140,076	85,621	63.6%
Interest	5,967	17,324	-65.6%	1,841	9,839	-81.3%
Taxes	(1,543)	6,997	n.a.	22,587	23,673	-4.6%
Depreciations and amortizations	1,085	391	177.5%	20,846	18,364	13.5%
EBITDA	9,461	78,696	-88.0%	185,350	137,497	34.8%

Adjusted EBITDA (R$ thousand)	3Q19	3Q18	Change	9M19	9M18	Change
Net Income	3,952	53,984	-92.7%	140,076	85,621	63.6%
Interest	5,967	17,324	-65.6%	1,841	9,839	-81.3%
Taxes	-1,543	6,997	n.a.	22,587	23,673	-4.6%
Adjusted Depreciations and Amortizations (1)	1,085	391	177.5%	20,846	18,364	13.5%
Equity pick-up	-1,174	-16,096	-92.7%	-1,144	-14,699	-92.2%
Other operating income/expenses, net (2)	-116	-35,637	-99.7%	(135)	(35,676)	-99.6%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	8,638	-19,672	n.a.	(20,077)	(16,664)	20.5%
Derivatives Results	1,684	5,324	-68.4%	7,562	3,685	105.2%
Adjusted EBITDA	18,493	12,615	46.6%	171,556	74,143	131.4%
(1) Adjusted Depreciation includes depreciation of harvested grains and sugarcane.
(2) Includes Cresca's EBITDA

Income Statement

NET REVENUE FROM SALES

Net Revenue (R$ thousand)	3Q19	3Q18	Change	9M19	9M18	Change
Total	19,655	17,907	9.8%	336,873	149,491	125.3%
Farms Sale	-	-	n.a.	130,205	-	n.a.
Soybean	13,339	16,957	-21.3%	66,238	23,552	181.2%
Corn	816	662	23.3%	7,659	9,061	-15.5%
Sugarcane	1,013	(294)	n.a.	116,126	111,888	3.8%
Cattle Raising	2,730	319	n.a.	11,042	2,847	287.8%
Leasing	1,443	1,041	38.6%	5,129	2,964	73.0%
Others	314	-778	n.a.	474	(821)	n.a.

In 9M19, the recorded net revenue from sales was R$336.9 million, 125.3% higher than the same period of the previous year. This is mainly due to the revenue of R$123.3 million (present value) from the sale of the Jatobá Farm in 1Q19 and R$6.9 million (present value) from the sale of the Alto Taquari Farm in 2Q19.

SALE OF FARMS

In 9M19, the Company recorded the sales of one plot on the Jatobá Farm, an agricultural property located in the municipality of Jaborandi, Bahia, and of a plot of the Alto Taquari Farm, an agricultural property located in the municipality of Alto Taquari, Mato Grosso. A total of 9,784 hectares (7,485 arable hectares) were sold in the first operation, corresponding to the nominal value of R$173.8 million (~R$23,767/arable hectare), and a total of 103 arable hectares were sold in the second operation, corresponding to the nominal value of R$7.9 million (~R$77,690/arable hectare). There was no accounting of revenue from sales of properties in the same period of the previous year.

The table below shows the revenue from the sale of property in 9M19:

9M19 Farm Sales R$ (thousand)	ALTO TAQUARI	JATOBÁ	TOTAL
Nominal Value of Sale	7,865	173,771	181,636
Present Value Adjustment	(995)	(50,436)	(51,431)
Revenue from Farms Sale	6,870	123,335	130,205
Sales Taxes	(251)	(4,502)	(4,753)
Selling Costs	(1,152)	(18,039)	(19,191)
Farm Sale Gain	5,467	100,794	106,261

The variation in the R$8 million disclosed through Material Fact and the R$7.9 million recorded in the sale of the Alto Taquari Farm reflects the possibility of change in price due to differences between the estimated arable hectares and the arable hectares verified in the final measurement. This is possibility is remote, and is considered as a variable consideration component, as defined in paragraphs 50 and 51 of IFRS 15. Therefore, in order to represent the risk of revenue reversal, the Company does not recognize the percentage of 2.3% of the previously disclosed value until the final measurement of the negotiated area.

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	3Q19	3Q18	Change	9M19	9M18	Change
Total	19,655	17,907	9.8%	206,668	149,491	38.2%
Soybean	13,339	16,957	-21.3%	66,238	23,552	181.2%
Corn	816	662	23.3%	7,659	9,061	-15.5%
Sugarcane	1,013	(294)	n.a.	116,126	111,888	3.8%
Cattle Raising	2,730	319	n.a.	11,042	2,847	287.8%
Leasing	1,443	1,041	38.6%	5,129	2,964	73.0%
Others	314	(778)	n.a.	474	(821)	n.a.

Quantity sold (tons)	3Q19	3Q18	Change	9M19	9M18	Change
Total	7,145	18,653	-61.7%	1,299,871	1,273,137	2.1%
Soybean	4,942	15,741	-68.6%	50,854	22,759	123.4%
Corn	1,474	2,857	-48.4%	16,312	25,029	-34.8%
Sugarcane	-	-	n.a.	1,230,381	1,224,751	0.5%
Cattle Raising	681	55	n.a.	2,263	544	316.0%
Others	48	-	n.a.	61	54	13.0%

Net revenue from grains (soybean and corn) in 9M19 increased R$41.3 million compared to the same period last year, from R$32.6 million, from the sale of 29,200 tons, to R$73.9 million, from the sale of 67,200 tons.

Soybean revenue increased by R$42.7 million in 9M19 compared to the same period last year, from R$23.6 million, from the sale of 22,759 tons at R$1,034.84 per ton, to R$66.2 million, from the sale of 50,854 tons at R$1,302.51 per ton. The increase in sales of soybean in 9M19 compared to 9M18 reflects the higher volume stored in the period.

Corn revenue in 9M19 decreased by R$1.4 million compared to the same period of the previous year, from R$9.1 million from the sale of 25,029 tons at R$362.02 per ton, to R$7.7 million, from the sale of 16,312 tons at R$469.53 per ton.

Sugarcane revenue in 9M19 increased by R$4.2 million compared to the same period of the previous year, from R$111.9 million from the sale of 1.22 million tons at R$91.36 per ton, to R$116.1 million from the sale of 1.23 million tons at R$94.38 per ton of sugarcane. The increase in per-ton sugarcane price was due to the higher price of the TRS (total recoverable sugar), which went from 0.596 R$/kg in 9M18 to 0.647 R$/kg in 9M19. The analysis of the sugarcane harvest year results, closed in the last quarter, is detailed on the gains and losses of agricultural products and biological assets section, further on this document.

Cattle-raising revenue in 9M19 increased by R$8.2 million compared to the same period of the previous year, from R$2.8 million from the sale of 1,336 head of cattle at R$5.23 per kilo, to R$11.0 million, which refers to the sale of 5,938 cattle to R$4.88 per kilo.

Leasing revenue reached R$2.9 million in 9M19 and refers to third-party leases of Farms. These lease contracts have a duration of up to 5 years with value of up to 18% of production, and the minimum value is 5 soybean bags per hectare.

In 9M18, other revenues reached the amount of R$821.0 thousand, and in 9M19, other revenues totaled R$474.0 thousand. These amounts refer to the provision of storage services and sale of inputs and by-products.

GAINS OR LOSSES OF AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

Biological Assets and Agricultural Products (R$ thousand)	Soybean 18/19	Corn (crop) 17/18	Corn (crop) 18/19	Sugarcane	Cattle Raising	Others	Gain / Loss 03/31/19
Gains and losses in agricultural products	16,664	349	(40)	16,497	389	836	34,695
Gains and losses in biological assets	10,375	-	(2,325)	12,027	-	-	20,077
Change in fair value of biological assets and agricultural products	27,039	349	(2,365)	28,524	389	836	54,772

Gains or losses of agricultural products

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Agricultural Products	Soybean 18/19	Corn (crop) 17/18	Corn (crop) 18/19	Sugarcane	Cattle Raising	Others	Gain / Loss 12/31/18
Area (hectares)	28,226	350	313	20,840	13,351	-	63,080
Production (Tons or Meat Kgs)	83,245	1,992	772	1,329,019	2,143,855	-	1,417,172
Yield (Ton./ha) (Kg/Head)	2.95	5.69	2.47	63.77	90.70	-	22.47
Livestock - head of cattle	-	-	-	-	23,636	-	23,636
Production fair value (R$ thousand)	97,937	927	428	122,461	8,782	1,406	231,941
Production Cost (R$ thousand)	(81,274)	(578)	(468)	(105,964)	(8,393)	(570)	(197,247)
Gain and losses in agricultural products (R$ thousand)	16,664	349	(40)	16,497	389	836	34,695

The table below shows the results of the sugarcane harvest in the fiscal year, including gains (losses) in the value of agricultural products and biological assets:

Period ended June 30, 2018	17/18	18/19	Total
Net Revenue	111,888	26,332	138,220
Cost of sales	(97,778)	(36,250)	(134,028)
Gain (loss) of agricultural products	8,276	10,946	19,222
Total	22,386	1,028	23,414
Produced Tons	1,378,554	434,174	1,812,728

Six months period ended March 31, 2019	17/18	18/19	Total
Net Revenue		115,113	115,113
Cost of sales		(95,604)	(95,604)
Gain (loss) of agricultural products		16,497	16,497
Total		36,006	36,006
Produced Tons		1,329,019	1,329,019

Sugarcane Harvests	2017	2018	Change
Net Revenue	135,254	141,445	4.6%
Cost of sales	(128,573)	(131,854)	2.6%
Gain (loss) of agricultural products	48,127	27,443	-43.0%
Total	49,973	37,034	-25.9%
Produced Tons	1,858,754	1,763,193	-5.1%

The harvest period closed in 2018 recorded a reduction of 5.1% in production compared to the same period last year due to rainfall levels. Nevertheless, net revenue rose by 4.6% reflecting the price increase in the Consecana (from 0.543 R$/Kg in 2017 to 0.575 R$/Kg in 2018, an increase of 5.8%) and also the increase in TRS, from 139.4/ton in 2017 to 142.4/ton in 2018.

Gains from cattle raising corresponded to R$106,000, with a production of 2,144 tons of meat, a 23.1% increase compared to the same period last year.

Cattle Raising	9M18	9M19	Change
Net Revenue	2,847	11,042	287.8%
Cost of sales	(2,875)	(11,325)	293.9%
Gain (loss) of agricultural products	1,141	389	-65.9%
Total	1,113	106	-90.5%
Produced Kgs	1,742,197	2,143,855	23.1%

Gains or losses of biological assets

Biological Assets	Soybean 18/19	Corn (crop) 18/19	Sugarcane	Gain / Loss 12/31/18
Area (hectares)	23,617	3,436	26,383	53,436
Production (Tons)	64,672	15,596	2,008,374	2,088,642
Yield (Ton./ha)	2.74	4.54	76.12	39.09
Biological Assets (R$ thousand)	10,375	(2,325)	12,027	20,077

Biological assets correspond to agricultural products in formation (not yet harvested) and cattle, measured at the net present value of the expected cash flow from these products. The calculation of fair value considers the best estimates in relation to sales prices, discount rates, direct and indirect costs, leasing, yields and selling expenses.

The biological assets corresponding to sugarcane represent the total area to be harvested from April 1 to November 30, 2019.

IMPAIRMENT (REVERSAL OF PROVISIONS OF THE RECOVERABLE AMOUNT OF AGRICULTURAL PRODUCTS, NET)

A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses.

On March 31, 2019, the recognized amount corresponded to a loss of R$436,000.

COST OF PRODUCTION

Crop 17/18 (%)	Soybean	Corn	Sugarcane	Cattle Raising
Variable costs	59%	57%	61%	27%
Seeds	8%	14%	0%	0%
Fertilizers	12%	16%	8%	0%
Defensives	18%	10%	7%	0%
Agricultural services	17%	13%	37%	0%
Fuels and Lubricants	3%	3%	8%	0%
Maintenance of machines and instruments	0%	0%	0%	5%
Animal Feed	0%	0%	0%	13%
Others	1%	0%	0%	9%
Fixed costs	41%	43%	39%	73%
Labor	11%	9%	6%	36%
Depreciation and amortization	11%	19%	9%	21%
Leasing	17%	12%	15%	0%
Others	2%	3%	10%	16%

(R$ / ha)	Crop 17/18 Realized	Crop 18/19 Estimated	Change %
Soybean(1)	2,438	2,712	11.2%
Corn(1)	2,432	2,791	14.8%
Corn 2nd Crop	-	1,566	n.a.
Cotton	-	8,307	n.a.
Sugarcane	4,212	5,833	38.5%
(1) includes area opening amortization

The estimated cost of production per hectare of sugarcane in the 2019 harvest was 38.5% higher compared to the cost incurred in the last harvest, as handling and irrigation costs of the São José Farm started to be accounted for by the Company in the 2019 harvest, as well as the increase in CCT – Cutting, Loading, and Transportation costs, related to higher diesel fuel price.

COST OF GOODS SOLD

(R$ thousand)	3Q19	3Q18	Change	9M19	9M18	Change
Cost of Goods Sold	(11,028)	(12,586)	-12.4%	(142,407)	(89,652)	58.8%
Soybean	(5,866)	(12,788)	-54.1%	(36,340)	(18,953)	91.7%
Corn	(438)	(371)	18.1%	(6,708)	(10,866)	-38.3%
Sugarcane	(20)	794	n.a.	(85,386)	(57,127)	49.5%
Cattle Raising	(3,015)	(246)	1125.6%	(11,325)	(2,875)	293.9%
Leasing	(448)	-	n.a.	(1,203)	-	n.a.
Others	(1,241)	25	n.a.	(1,445)	169	n.a.

(R$ thousand)	3Q19	3Q18	Change	9M19	9M18	Change
Realization of the Fair Value of Biological Assets	(1,967)	(3,639)	-45.9%	(30,304)	(40,822)	-25.8%
Soybean	(2,171)	(2,659)	-18.4%	(20,704)	(2,471)	737.9%
Corn	(55)	55	n.a.	373	2,224	-83.2%
Sugarcane	-	(1,077)	-100.0%	(10,238)	(40,652)	-74.8%
Others	259	42	516.7%	265	77	244.2%

(R$ thousand)	3Q19	3Q18	Change	9M19	9M18	Change
Total Cost of Goods Sold	(12,995)	(16,225)	-19.9%	(172,711)	(130,474)	32.4%
Soybean	(8,037)	(15,447)	-48.0%	(57,044)	(21,424)	166.3%
Corn	(493)	(316)	56.0%	(6,335)	(8,642)	-26.7%
Sugarcane	(20)	(283)	-92.9%	(95,624)	(97,779)	-2.2%
Cattle Raising	(3,015)	(246)	1125.6%	(11,325)	(2,875)	293.9%
Leasing	(448)	-	n.a.	(1,203)	-	n.a.
Others	(982)	67	n.a.	(1,180)	246	n.a.

Cost of goods sold (COGS) came to R$172.7 million in 9M19. Due to the fair value adjustments of agricultural products, period changes in costs are directly linked to the market price of commodities at the time of harvest.

Soybean COGS increased by R$17.4 million in 9M19 compared to the previous year, from R$18.9 million, from the sale of 22,800 tons at R$832.77 per ton, to R$36.3 million, from the sale of 50,900 tons at R$714.59 per ton. The reduction in cost per ton was due to the increase in volume produced.

Corn COGS decreased by R$4.2 million in 9M19 versus the previous year, from R$10.9 million, from the sale of 25,000 tons at R$434.14 per ton, to R$6.8 million, from the sale of 16,300 tons at R$411.23 per ton. The reduction in cost per ton was due to the increase in volume produced.

Sugarcane COGS increased by R$28.3 million in 9M19 versus the previous year, from R$57.1 million, from the sale of 1.22 million tons at R$46.64 per ton, to R$85.4 million, from the sale of 1.23 million tons at R$69.40 per ton of sugarcane. The increase in cost per ton is mainly due to expenses with crop handling and irrigation in the São José Farm as of this harvest.

Cattle-raising COGS increased R$8.4 million in 9M19 compared to the previous year, from R$2.9 million from the sale cost of 1,336 head of cattle at R$2.1 thousand per head, to R$11.3 million from the sale cost of 5,938 head of cattle at R$2.0 thousand per head.

Other COGS in the amount of R$1.4 million in 9M19 mainly refers to the raw material inventory adjustment. In 9M18, other COGS in the amount of R$169,000 refers to the sale of waste.

SELLING EXPENSES

(R$ thousand)	3Q19	3Q18	Change	9M19	9M18	Change
Selling expenses	(3,190)	(2,257)	41.3%	(6,098)	(4,347)	40.3%
Freight	(2,369)	(607)	290.3%	(2,949)	(810)	264.1%
Storage and Processing	(1,101)	(1,277)	-13.8%	(1,851)	(2,720)	-31.9%
Fees	(2)	(55)	-96.4%	(37)	(73)	-49.3%
Others	282	(318)	n.a.	(1,261)	(744)	69.5%

In 9M19, we recorded R$6.0 million in selling expenses, 40.3% higher compared to 9M18, mainly due to the increase in the volume of cargo transported – 85,000 tons of grain –, the 5% increase in freight fees, and the provision for doubtful accounts (PDD), as shown in the other selling expenses line.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	3Q19	3Q18	Change	9M19	9M18	Change
General and administrative expenses	(7,455)	(6,830)	9.2%	(24,539)	(21,619)	13.5%
Depreciations and amortizations	(156)	(146)	6.8%	(432)	(482)	-10.4%
Personnel expenses	(5,219)	(4,346)	20.1%	(16,717)	(13,621)	22.7%
Expenses with services providers	(1,005)	(1,139)	-11.8%	(3,031)	(3,414)	-11.2%
Leases and Rents	(212)	(200)	6.0%	(630)	(496)	27.0%
Taxes	(99)	26	n.a.	(1,161)	(1,139)	1.9%
Travel expenses	(210)	(199)	5.5%	(603)	(550)	9.6%
Software expenses	(258)	(219)	17.8%	(667)	(498)	33.9%
Other expenses	(296)	(607)	-51.2%	(1,298)	(1,419)	-8.5%

In 9M19, general and administrative expenses increased by 13.5% compared to the same period of the previous year, from R$21.6 million to R$24.6 million.

The 22.5% increase in personnel expenses is due to the provision for the Long-Term Incentive Plan, the payment of bonuses and Social Security (INSS).

The law 13,606, in its article 15, §7, states that, as of January 2019, the farmer can opt to calculate social security contribution over the total wage. Before that, social security contribution was a percentage of gross income. The Company chose to adopt the change, which results in an increase in the Personnel expenses account as well as a reduction in the Taxes account.

The 27% increase in leases and rents in general is due to the grace period agreed in the renegotiation of lease contracts, which ended last harvest.

The 34% increase in software expenses refers to the implementation of the e-social and the effect of the exchange rate variation on subscriptions.

Other expenses include costs regarding telephony services, building maintenance, registry, insurances, shares listing and others.

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	3Q19	3Q18	Change	9M19	9M18	Change
Other operating income/expenses	(257)	36,393	n.a.	(557)	35,872	n.a.
Gain/Loss on sale of fixed assets	133	(259)	n.a.	3	(294)	n.a.
Provisions for lawsuits	371	619	-40.1%	402	299	34.4%
Alto Taquari Farm	-	-	n.a.	-	-	n.a.
Added value obteined by spin-off (Cresca - Paraguay)	-	5,040	n.a.	-	5,040	n.a.
Written-off in the conversion of joint venture by spin-off (Cresca - Paraguay)	-	30,616	n.a.	-	30,616	n.a.
Others	(761)	377	n.a.	(962)	211	n.a.

The reduction in other operating expenses (income) is mainly due to the accounting of the amounts incurred with the conclusion of the spin-off process of the Cresca operation in Paraguay in the amount of R$35.6 million in 9M18.

FINANCIAL RESULT

(R$ thousand)	3Q19	3Q18	Change	9M19	9M18	Change
Total	(5,967)	(17,324)	-65.6%	(1,841)	(9,839)	-81.3%
Interest (i)	(5,032)	(20,256)	-75.2%	(14,252)	(14,136)	0.8%
Monetary variation (ii)	-	(166)	n.a.	-	(6)	n.a.
Exchange vartiation (iii)	(296)	(254)	16.5%	(88)	(190)	-53.7%
Unwind of present value adjustment (iv)	(6,164)	5,294	n.a.	(4,206)	3,885	n.a.
Results with derivatives (v)	4,720	(1,999)	n.a.	13,214	280	n.a.
Other financial income / expenses (vi)	805	57	n.a.	3,491	328	964.3%

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the impact of the monetary variation on the amount payable from the acquisition of farms; (iii) the impact of the U.S. dollar exchange variation on the offshore account and also Cresca’s receivables in 6M18; (iv) the present value of the Araucária, the Alto Taquari and the Jatobá Farms’ sales receivables, fixed in soybean bags, and the leasing of sugarcane areas; (v) the result from hedge operations; and (vi) bank fees and expenses and returns on cash investments.

The realization of the present value of assets and liabilities in 9M19, in the amount of R$4.2 million, shows the variation in the amount to be received due to the sales of the Araucária, the Jatobá and the Alto Taquari Farms, denominated in soybean bags, and the variation of Consecana’s price in the lease of the Parceria IV Farm.

The derivatives result reflects the commodities hedge operations result and the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power in regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. currency. In 9M19, the result of derivative transactions was R$13.2 million, R$6.1 million of which are related to currency operations and R$7.1 million are related to operations with commodities. In 9M18, derivative operations totaled R$280 thousand, R$1.7 million of which are related to currency operations and R$1.5 million are in operations with commodities.

The rise in other financial income / expenses is due to the increase in the Company’s cash position, from an average cash flow of R$48.1 million in 9M18 to R$101.8 million in 9M19.

DERIVATIVE OPERATIONS

Our risk policy primarily aims to hedge the Company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. Therefore, we monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the Company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

•        Estimated gross margin based on the current price environment.

•        Standard deviation from the estimated gross margin for different pricing strategy scenarios.

•        Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

•        Comparison between current estimates and the Company’s budget.

•        Comparison of the estimated gross margin and the historical average.

•        Market expectations and trends.

•        Tax aspects.

HEDGE POSITION ON MAY 6, 2019

Crop	Soybean			FX
	Volume	% of hedge(1)	Price (USD/bu)	Volume (thousand)	% of hedge(2)	BRL/USD
18/19	63,337 tons	46.3%	9.67	USD 28,531	63.1%	4.03
19/20	3.848 tons	2.7%	10.21	USD 13.705	28.6%	4.00
(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

Balance Sheet

NET ASSET VALUE – NAV

(R$ mil)	03/31/2019
	Book	NAV
BrasilAgro's Equity	888,380	888,380
Properties appraisal	-	1,251,965
(-) Balance Sheet - Land Value	-	(556,899)
NAV - Net Asset Value	888,380	1,583,446
Shares	56,889	56,889
NAV per share	15.62	27.83

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents / Marketable Securities	03/31/2019	06/30/2018	Change
Cash and Cash equivalents	54,998	104,314	-47.3%
Cash and Banks	18,505	23,101	-19.9%
Repurchase agreements	3	15,242	-100.0%
Bank deposit certificates	16,689	33,137	-49.6%
Finance Lease bills	19,801	32,834	-39.7%
Marketable securities	4,540	11,215	-59.5%
Bank deposit certificates	1,305	1,129	15.6%
Treasury financial bills	3,235	10,086	-67.9%
Restricted Marketable securities	8,996	18,226	-50.6%
Bank deposit certificates	-	9,588	-100.0%
Banco do Nordeste (loan guarantees)	8,996	8,638	4.1%
Total	68,534	133,755	-48.8%

The Company ended the quarter with a cash position of R$68.5 million, a reduction of 48.8% over June 30, 2018, mainly due to the payment of R$41 million in dividends and the need to allocate CAPEX – investments on sugarcane operatio, in São José Farm - and OPEX in the new operation, Parceria V.

CLIENTS

(R$ mil)	03/31/2019	06/30/2018	Change
Sugarcane Sales	17,550	36,742	-52.2%
Grains Sales	4,623	14,757	-68.7%
Cattle Raising Sales	1,059	589	79.8%
Leases and Rents	4,322	5,747	-24.8%
Machinery Sales	71	216	-67.1%
Farm Sales	38,297	21,372	79.2%
	65,922	79,423	-17.0%

Provision for doubtful accounts	(1,160)	(866)	33.9%

Current total	64,762	78,557	-17.6%

Farm Sales	141,535	55,423	155.4%

Non-current total	141,535	55,423	155.4%

INVENTORY

(R$ thousand)	03/31/2019	06/30/2018	Change
Soybean	87,516	50,289	74.0%
Corn	528	6,247	-91.5%
Livestock	37,826	34,053	11.1%
Other crops	63	1,153	-94.5%
Agricultural Products	125,933	91,742	37.3%
Supplies	16,768	11,933	40.5%
Total	142,701	103,675	37.6%

The Company ended 9M19 with an inventory of 83,900 tons of soybean, 1,100 tons of corn and 23,600 head of cattle. At the end of the 2017/2018 harvest, the Company’s inventory was 50,300 tons of soybean, 15,600 tons of corn and 21,000 head of cattle.

Cattle biological assets are measured at fair value and controlled in accordance with two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued by head, while older animals are controlled by weight.

Inventories - Cattle Raising	Total Heads	Value (R$ thousand)
In June 30, 2018	20,993	34,053
Aquisition, Birth | Aquisition Expenses	8,841	8,292
Handling Expenses	-	8,393
Sales	(5,938)	(12,046)
Deaths	(260)	(459)
Exchange variation	-	(796)
Fair value variation	-	389
In March 31, 2019	23,636	37,826

INDEBTEDNESS

(R$ thousand)	Expiration	Annual Interest Tax - %	03/31/2019	06/30/2018	Change
Short term
Financing for Agricultural Funding	Oct-19	Pre 6.14 to 7.00	30,250	31,847	-5.0%
Financing for Agricultural Funding (USD)	Nov-19	Pre 7.25 to 8.25	23,269	11,486	102.6%
Financing of Projeto Bahia	Mar-20	Pre 3.50 to 9.00	6,153	3,131	96.5%
Machinery and Equipment Financing	Mar-20	TJLP + 3.73 Pre 8.50 to 11.00	4,551	630	n.a.
Sugarcane Financing	Mar-20	TJLP + 2.70 to 3.38 Pre 6.76 to 10.00	21,992	21,318	3.2%
Debentures	Mar-20	106.50 and 110.00 of CDI rate	1,789	-	n.a.
Sugarcane Plantation Leasing - Parceria III	Nov-18	6.62%	272	1,676	-83.8%
			88,276	70,088	26.0%
Long term
Financing of Projeto Bahia	Aug-23	Pre 3.50 to 9.00	21,993	27,146	-19.0%
Machinery and Equipment Financing	Jun-24	TJLP + 3.73 Pre 8.50 to 11.00	1,284	5,411	-76.3%
Sugarcane Financing	Dec-23	TJLP + 2.70 to 3.80 Pre 6.76 to 10.00	14,224	13,194	7.8%
Debentures	Jul-23	106.50 and 110.00 of CDI rate	148,216	141,642	4.6%
Sugarcane Plantation Leasing - Parceria IV	Jan-32	R$/kg 0.6462	27,468	18,539	48.2%
			213,185	205,932	3.5%
Total			301,461	276,020	9.2%

On March 31, 2019 and June 30, 2018, the balance of loans and financing was R$301.5 million and R$276 million, respectively. The payment of interest and principal totaled R$51.0 million in 9M19.

During the period, R$55.3 million were also disbursed to finance the cost of sugarcane, soybean and corn operations.

PROPERTIES FOR INVESTMENT

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently transforming the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high value added crops and to transform these rural properties by investing in infrastructure and technology. In line with our strategy, when we deem a rural property has reached its optimal return, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under “Non-Current Assets”.

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

(R$ thousand)	Acquisition value	Buildings and improvements	Area Opening	Construction in progress	Investment Properties
Initial Balance	425,079	32,252	49,474	50,347	557,152
In June 30, 2018
Acquisitions	304	83	241	21,641	22,269
Reductions	(11,055)	(1,693)	(5,473)	(569)	(18,790)
Transfers	-	8,551	44,887	(53,368)	70
(-) Depreciation/ Amortization	-	(1,310)	(4,426)	-	(5,736)
Cumulative Translation Adjustment	1,422	203	824	(515)	1,934
In March 31, 2019	415,750	38,086	85,527	17,536	556,899

On March 31, 2019, we recorded R$17.5 million in ongoing work, which refers to the clearance of areas not yet concluded and other investments in the Chaparral and the Araucária Farms and in Paraguay.

DEPRECIATION – AREA OPENING

(R$ thousand)	3Q19	3Q18	Change	9M19	9M18	Change
Maintenance	(1,032)	(1,167)	-11.6%	(1,570)	(1,739)	-9.7%
Opening¹	(1,835)	(7,113)	-74.2%	(2,856)	(9,455)	-69.8%
Total	(2,867)	(8,280)	-65.4%	(4,426)	(11,194)	-60.5%
(1) During the 2018/2019 haverst year the opening depreciation rate was adjusted

CAPEX – PROPERTY, PLANT AND EQUIPMENT

(R$ mil)	Buildings and improvements	Equipments and facilities	Machinery	Furniture and untensils	Construction in progress	Sugarcane	Property, Plant and Equipment
Initial Balance	197	6,973	10,995	762	111	65,792	84,830
In June 30, 2018
Acquisitions	2	3,736	1,300	337	136	22,505	28,016
Reductions	-	(93)	(203)	(17)	-	-	(313)
Transfers	-	177	-	-	(247)	-	(70)
(-) Depreciation/ Amortization	(65)	(803)	(1,069)	(113)	-	(9,271)	(11,321)
Cumulative Translation Adjustment	-	5	7	4	-	-	16
In March 31, 2019	134	9,995	11,030	973	-	79,026	101,158

CAPITAL MARKETS

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and was also the first Brazilian agribusiness company to list its ADRs (American Depositary Receipts) on the NYSE (New York Stock Exchange).

Share Performance

On May 7, 2019, BrasilAgro’s shares (AGRO3) were traded at R$15.60, resulting in a market cap of R$887.5 million, while its ADRs (LND) were traded at US$3.89.

HIGHLIGHTS - AGRO3 (Last 12 months)	03/31/2019	03/31/2018
Average Daily Trade Volume (R$)	926,289	949,824
Maximun (R$ per share)	16.30	13.07
Mininum (R$ per share)	12.07	10.86
Average (R$ per share)	14.07	11.84
Closing Quote (R$ per share)	15.55	12.30
Variation in the period (%)	26.84%	10.67%

## Disclaimer

The statements contained in this document related to the prospects for BrasilAgro's businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management's expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

WEIGHTS AND MEASURES USED IN AGRICULTURE

Weights and Measures used in Agriculture
1 ton	1,000 kg
1 Kilo	2.20462 pounds
1 pound	0.45359 kg
1 acre	0.1840 bushel
1 hectare (ha)	2.47105 acres
1 hectare (ha)	10,000 m2
1 bushel	5.4363 acres

Soybean
1 bushel of soybean	60 pounds	27.2155 kg
1 bags of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha
1.00 US$/bushel	2.3621 US$/saca

Corn
1 bushel of corn	56 pounds	25.4012 kg
1 bags of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha
1.00 US$/bushel	2.3621 US$/saca

Cattle
1 arroba	~66.2 pounds	30 Kg
1 net arroba (excluding carcass)	~33.1 pounds	15 Kg

INCOME STATEMENT

(R$ thousand)	3Q19	3Q18	Change	9M19	9M18	Change
Revenues from Farm Sales	-	-	n.a.	130,205	-	n.a.
Revenues from grains	14,406	18,096	-20%	75,885	33,673	125%
Revenues from sugarcane	1,028	(225)	n.a.	118,764	115,122	3%
Revenues from cattle raising	2,762	322	n.a.	11,220	2,869	291%
Revenues from leasing	1,595	1,427	12%	5,660	3,861	47%
Other revenues	759	67	n.a.	1,042	136	n.a.
Deductions from gross revenue	(895)	(1,780)	-50%	(5,904)	(6,170)	-4%
Net Sales Revenue	19,655	17,907	10%	336,872	149,491	125%
Change in fair value of biological assets and agricultural products	11,376	32,528	-65%	54,772	74,629	-27%
Impairment	(149)	(31)	381%	(436)	882	n.a.
Net Revenue	30,882	50,404	-39%	391,208	225,002	74%
Cost of Farm Sale	-	-	n.a.	(23,944)	-	n.a.
Cost of agricultural products sale	(12,995)	(16,225)	-20%	(172,711)	(130,474)	32%
Gross Profit	17,887	34,179	-48%	194,553	94,528	106%
Selling Expenses	(3,190)	(2,257)	41%	(6,098)	(4,347)	40%
General and Administrative Expenses	(7,455)	(6,829)	9%	(24,538)	(21,619)	14%
Depreciation and Amortization	(156)	(146)	7%	(432)	(482)	-10%
Personnel expenses	(5,219)	(4,374)	19%	(16,717)	(13,621)	23%
Expenses with services providers	(1,005)	(1,139)	-12%	(3,031)	(3,414)	-11%
Leases and Rents	(212)	(200)	6%	(630)	(496)	27%
Others expenses	(863)	(970)	-11%	(3,728)	(3,606)	3%
Other operating income/expenses, net	(40)	37,116	n.a.	(557)	35,872	n.a.
Equity pick up	1,174	16,096	-93%	1,144	14,699	-92%
Financial result	(5,967)	(17,324)	-66%	(1,841)	(9,839)	-81%
Financial income	44,098	14,381	207%	247,608	57,378	332%
Interest on Financial Investments	1,048	377	178%	4,800	1,648	191%
Interest on assets	113	(572)	n.a.	352	10,266	-97%
Monetary variations	-	(161)	-100%	-	160	-100%
Foreign exchange variations	3,735	1,463	155%	16,391	7,169	129%
Unwind of present value adjustment	19,544	6,667	193%	133,003	19,014	n.a.
Realized results with derivatives	9,860	3,468	184%	47,018	7,084	n.a.
Unrealized results with derivatives	9,798	3,139	212%	46,044	12,037	283%
Financial expenses	(50,065)	(31,705)	58%	(249,449)	(67,217)	271%
Interest expenses	(67)	(199)	-66%	(248)	(870)	-71%
Bank charges	(176)	(121)	45%	(1,061)	(450)	136%
Interest on liabilities	(5,145)	(19,684)	-74%	(14,604)	(24,402)	-40%
Monetary variations	-	(5)	-100%	-	(166)	-100%
Foreign exchange variations	(4,031)	(1,717)	135%	(16,479)	(7,359)	124%
Unwind of present value adjustment	(25,708)	(1,373)	n.a.	(137,209)	(15,129)	n.a.
Realized results with derivatives	(3,457)	(1,055)	228%	(26,242)	(4,949)	430%
Unrealized results with derivatives	(11,481)	(7,551)	52%	(53,606)	(13,892)	286%
Profit (loss) before income and social contribution taxes	2,409	60,981	-96%	162,663	109,294	49%
Income and social contribution taxes	1,543	(6,997)	n.a.	(22,587)	(23,673)	-5%
Profit (loss) for the period	3,952	53,984	-93%	140,076	85,621	64%
Outstanding shares at the end of the period	-	-	n.a.	56,888,916	56,888,916	0%
Basic earnings (loss) per share - R$	0.07	0.95	-93%	2.46	1.51	64%

BALANCE SHEET – ASSETS

Assets (R$ thousand)	03/31/2019	06/30/2018	Change
Current assets
Cash and Cash equivalents	54,998	104,314	-47%
Marketable securities	4,540	11,215	-60%
Derivative financial instruments	15,820	28,299	-44%
Trade accounts receivable	81,361	95,176	-15%
Inventories	104,875	69,622	51%
Biologial assets	152,234	61,993	146%
Transactions with related parties	2,024	1,660	22%
	415,852	372,279	11.7%

Non-current assets
Biological assets	37,826	34,053	11%
Marketable securities	8,996	18,226	-51%
Derivative financial instruments	603	4,053	-85%
Diferred taxes	18,230	32,742	-44%
Accounts receivable and other credits	168,673	74,775	126%
Investment properties	556,899	557,152	0%
Investments	1,318	86	1433%
Property, plant and equipment	101,158	84,830	19%
Intangible assets	1,463	1,403	4%
	895,166	807,320	10.9%

Total assets	1,311,018	1,179,599	11.1%

BALANCE SHEET – LIABILITIES

Liabilities (R$ thousand)	03/31/2019	06/30/2018	Change
Current liabilities
Trade accounts payable and other obligations	85,605	106,445	-20%
Loans and financing	88,276	70,088	26%
Labor obligations	8,362	14,300	-42%
Derivative financial instruments	7,266	10,489	-31%
Transactions with related parties	2,194	1,831	20%
	191,703	203,153	-5.6%

Non-current liabilities
Trade accounts payable and other obligations	16,945	11,298	50%
Loans and financing	213,185	205,932	4%
Derivative financial instruments	-	2,145	0%
Provision for legal claims	805	1,207	-33%
	230,935	220,582	4.7%

Total liabilities	422,638	423,735	-0.3%

Equity
Capital	584,224	584,224	n.a.
Capital reserves	3,262	1,997	63%
Treasury shares	(35,208)	(35,208)	0%
Profits reserves	153,973	153,973	0%
Proposed additional dividends	-	10,995	-100%
Comprehensive Income	42,053	39,883	5%
Accumulated profit	140,076	-	n.a.
Total equity	888,380	755,864	17.5%

Total liabilities and equity	1,311,018	1,179,599	11.1%

CASH FLOW

(R$ thousand)	9M19	9M18	Change
CASH FLOW OF OPERATIONAL ACTIVITIES
Profit (loss) for the period	140,076	85,621	1
Adjustments to reconcile net income
Depreciation and amortization	20,846	18,364	14%
Goodwill obtained by spin-off	-	(5,040)	n.a.
Farm Sales Gain	(106,261)	-	n.a.
Write-off of cumulative translation adjustment of the joint-venture by spin-off	-	(30,616)	-100%
Residual value of fixed assets	313	408	-23%
Written-off in investment properties	10,652	54	n.a.
Equity Pickup	(1,144)	(14,699)	-92%
Gain unrealized results with derivatives	3,565	1,855	92%
Exchange rate, monetary and financial charges unrealized	9,788	15,052	-35%
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	4,206	(3,885)	n.a.
Share based Incentive Plan (ILPA)	1,265	-	n.a.
Income and social contribution taxes	14,512	22,053	-34%
Fair value of biological assets and agricultural products and depletion of harvest	(54,772)	(74,629)	-27%
Provision (Reversal) of impairment of agricultural products after harvest	436	(913)	n.a.
Allowance for doubtful accounts	908	(744)	n.a.
Provisions for lawsuits	(402)	(299)	34%
	43,988	12,582	250%
Changes in the Short Term Operating Capital
Trade accounts receivable	38,111	(1,351)	n.a.
Inventories	(48,222)	(8,199)	488%
Biological Assets	(42,059)	(24,395)	72%
Recoverable Taxes	(2,557)	426	n.a.
Derivative Transactions	7,104	2,514	183%
Other assets	(4,835)	243	n.a.
Suppliers	25,236	9,462	167%
Related parties	(92)	(2,782)	-97%
Taxes payable	(5,378)	(1,744)	208%
Income tax and social contribution	5,647	(286)	n.a.
Labor obligations	(5,936)	(4,551)	30%
Advance from customers	(20,558)	(4,820)	327%
Other obligations	3,456	(461)	n.a.
Net Cash generated by (used in) operating activities	(6,095)	(23,362)	-74%
CASH FLOW OF INVESTMENT ACTIVITIES
Additions to immobilized and intangible	(28,427)	(27,263)	4%
Additions to property for investments	(22,269)	(17,851)	25%
Redemption of (investment in) marketable securities	20,079	6,159	226%
Payment of Farm Purchase	-	(13,672)	n.a.
Advances for Future Capital Increases	(48)	-	n.a.
Receivables from farm sale	23,650	5,588	323%
Net Cash generated by (used in) investment activities	(7,015)	(47,039)	-85%
CASH FLOW OF FINANCING ACTIVITIES
Raising of Loans and financing	55,252	130,144	-58%
Interest from Loans and Financing	(2,091)	(7,166)	-71%
Payment of loans and financing	(48,833)	(66,043)	-26%
Acquisition of treasury stock	-	(610)	n.a.
Dividends paid	(40,999)	(12,973)	216%
Generated (provided) net cash by financing activities	(36,671)	43,352	n.a.
Increase (decrease) in cash and cash equivalents	(49,781)	(27,049)	84%
FX Variation in cash and cash equivalents	465	-	n.a.
Cash and cash equivalents initial balance	104,314	43,798	138%
Cash and cash equivalents final balance	54,998	16,749	228%
	(49,316)	(27,049)	82%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2019.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer